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                                                         Filer:  InnerDyne, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company: InnerDyne, Inc.
                                                     Commission File No. 0-19707

                                                                 October 4, 2000

COMMUNICATION TO INNERDYNE EMPLOYEES

MERGER AGREEMENT AND PROPOSAL

-Announcement on October 4, 2000 of the signing of a definitive agreement defining the terms and conditions of the acquisition of InnerDyne by Tyco International.

-As indicated, proposal has been approved by the Board of Directors, who also have received an opinion from US Bancorp Piper Jaffray confirming that the offer is fair to InnerDyne shareholders, from a financial point of view.

-Offer is a stock tender, valued at $7.50 per InnerDyne common share, payable in TYC common shares.

-The merger is contingent upon requisite governmental approvals.

-If the process proceeds as expected, the tender offer should close sometime during the 4th quarter of 2000.

-The agreement does call for the accelerated vesting of InnerDyne stock options just prior to the close; each optionee will receive the value of each respective option in cash.

IMPACT ON OPERATIONS

-From today until the completion of the merger, assuming it receives all required approvals, it is "business as usual". That means we will continue to compete vigorously in the market. Our goal is to maintain InnerDyne's business in its current healthy state.

-During this period, subject to constraints under the anti-trust laws and especially after the close of the merger, we will be discussing with the U. S. Surgical unit of Tyco International longer range plans for integration of our business into U. S. Surgical's operations.

-We are anticipating minimal changes over the next few months.

-The merger of our business with a larger entity offers the opportunity to more rapidly expand our radial dilation technology to patients around the world.

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-It is likely to also provide opportunities for a number of our employees to join one of the world's leading providers of medical devices and products.

-There will be an opportunity to meet some of the Tyco/U. S. Surgical management team over the coming weeks.


BACKGROUND ON TYCO INTERNATIONAL

-Tyco International characteristics

     -Revenues approximately $30 billion

     -Major product lines:    Telecommunications and Electronics
                              Healthcare and Specialty Products
                              Fire and Security Services
                              Flow Control Products and Services

     -Approximately 2/3 of business is in U. S.

     -Growth has been fueled by acquisition and internal growth

     -Strong focus on earnings (InnerDyne fits this profile well)

     -Healthcare businesses will exceed $7 billion in sales in 2000, when the pending acquisition of Mallinckrodt is completed

     -Bermuda corporation, with U. S. headquarters in New Hampshire

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                                                                 October 4, 2000


WHY DOES INNERDYNE/TYCO MERGER MAKE SENSE?

1. Positive stock market perception of smaller medical device stocks at the present time

2. Demonstrated consistency in the Company's financial performance has positively impacted valuation

3. A number of recent developments have positively impacted valuation, including vascular access agreement with Maxxim and award of Breakthrough Technology designation and contract with Premier Purchasing Partners

4. The Board of Directors believes that the offer fairly represents an appropriate valuation, given the Company's business outlook and prospects